FOR IMMEDIATE RELEASE

HYDE PARK ACQUISITION CORP. ANNOUNCES STRONG
2008 SECOND QUARTER RESULTS FOR ESSEX CRANE RENTAL CORP.
AND INCREASES EBITDA GUIDANCE

Second Quarter 2008

•	Rental revenue for the second quarter of 2008 rose 34.6% to $15.8 million from $11.7 million in the second quarter of 2007
•
Rental EBITDA for the second quarter of 2008 increased by 40.2% to $11.0 million, excluding a one-time charge of $650,000 associated with the sale of the business to Hyde Park from $7.8 million in the second quarter of 2007

•	Equipment rental revenue backlog rose 34.4% to $43.4 million at June 30, 2008 from $32.3 million at June 30, 2007
•	Based on year to date results, Essex management is raising its full year 2008 Rental EBITDA guidance by as much as 8%

NEW YORK, NY AND BUFFALO GROVE, IL - August 6, 2008 - Hyde Park Acquisition Corp. (OTCBB: HYDQ; HYDQW; HYDQU) (“Hyde Park”) announced today that Essex Holdings LLC and Subsidiary (“Essex” or the “Company”), has provided Hyde Park with unaudited financial results for Essex’s three and six month periods ended June 30, 2008. As announced on March 6, 2008, Hyde Park entered into a definitive agreement to acquire privately-held Essex, whose subsidiary Essex Crane Rental Corp. is a leading North American crawler crane rental company, for total consideration of $210 million.

Laurence S. Levy, Chairman and CEO of Hyde Park, commented, “As evidenced by Essex’s continued strong operating results and backlog as of June 30, 2008, the Company has sufficent bookings in hand to support its full year 2008 rental revenue projections. Based on the pace of new contract-related activity, the addition of new equipment to the fleet, and the continued strength of Essex’s end markets, we believe that the Company is likely to exceed its previously projected 2008 Total EBITDA of $40.2 million. This is primarily attributable to as much as an 8% increase in predicted full year Rental EBITDA.”

Essex’s total revenue for the second quarter of 2008, which included revenue from rentals, repair and maintenance, and transportation services (but excludes used rental equipment sales), rose 28.7% to $20.2 million from $15.7 million in the second quarter of 2007. This increase in total revenue was driven primarily by a 34.6% increase in crane rental revenue to $15.8 million for the three months ended June 30, 2008 from $11.7 million in the comparable quarter in 2007. The increase in rental revenue was generated by increases in utilization rates for Essex’s fleet as well as increases in rental rates charged for Essex’s equipment. A portion of the increase in rental and utilization rates is attributable to Essex’s $26.5 million investment in new heavier lift cranes over the last 12 months to replace older cranes with lighter lift capacity. Essex’s new heavier lift cranes generate higher utilization and rental rates than their older, lighter lift predecessors.

Rental utilization ratios (using the more conservative “days” method of calculation) also increased for the quarter ended June 30, 2008 from the same period last year. For the quarter ended June 30, 2008, the total number of crane rental days equaled 72.4% of the total available days, up from 71.2% in the same period last year. The average monthly revenue rate increased 35.7% to $21,303 for the quarter ended June 30, 2008 versus $15,694 for the same quarter in 2007. The increase in average rental rates reflects both rental rate increases and Essex’s continuing efforts to optimize its fleet mix through the purchase of new, heavier lift cranes. The investment in these new heavier lift cranes is being partially financed through the sale of older lighter lift cranes.

Essex’s total cost of revenues (excluding costs associated with used rental equipment sales) was $8.5 million for the quarter ended June 30, 2008, as compared to $7.6 million in the quarter ended June 30, 2007; this 11.5% increase in total cost of revenues (excluding costs associated with used rental equipment sales) supported a total revenue increase (excluding used equipment sales) of 28.7%. Total cost of revenues (excluding costs associated with used rental equipment sales) as a percentage of total revenues (excluding used rental equipment sales) declined to 42.0% in the second quarter of 2008 from 48.5% in the prior year period. These results support management’s view that Essex’s business model is highly leveragable.

Excluding a one time charge of $650,000 primarily related to consulting fees associated with the sale of the business to Hyde Park, selling, general and administrative (SG&A) expenses were $2.8 million, or 14.1% of total revenues (excluding used rental equipment sales), for the quarter ended June 30, 2008 compared to $2.3 million, or 14.5% for the same quarter last year.

As a result of the strong revenue growth and the expense control detailed above, rental EBITDA, excluding the aforementioned $650,000 one-time charge, increased by 40.2% to $11.0 million from $7.8 million in the second quarter of 2007.

Rental revenue rose 34.4% to $43.4 million at June 30, 2008 from $32.3 million at June 30, 2007 reflecting what Essex’s management believes is continued strength in the Company’s infrastructure-related end-markets and its leading market position. Essex’s management expressed that quoting activity continues to be very strong with significant levels of inquiry coming from a diverse group of end markets, including power related construction, wind power generation, refinery and petrochemical facility upgrades, offshore drilling related activities and new bridge construction.

For the first half of 2008, Essex’s total revenues, which included revenue from rentals, repair and maintenance, and transportation services (but excluding used rental equipment sales), increased 23.8% to $37.4 million from $30.2 million in the first half of 2007. The increase was primarily driven by a 32.1% increase in rental revenue to $29.7 million from $22.5 million for the comparable period in 2007.

For the six months ended June 30, 2008, rental utilization ratios (using the more conservative “days” method of calculation), the total number of crane rental days equaled 72.1% of the total available days, up from 69.7% in the same period last year. The average monthly revenue rate increased 31.5% to $20,233 for the six months ended June 30, 2008 versus $15,381 for the same period last year.

Essex’s total cost of revenues (excluding costs associated with used rental equipment sales) was $16.0 million for the six months ended June 30, 2008 as compared to $15.2 million in the six months ended June 30, 2007. Total costs of revenues (excluding costs associated with used rental equipment sales) as a percentage of total revenues (excluding used rental equipment sales) declined to 42.9% from 50.4% for the six months ended June 30, 2007.

Excluding the aforementioned one time charge of $650,000, SG&A expenses increased by 12.7% to $5.3 million, representing 14.3% of total revenues (excluding used rental equipment sales), for the six months ended June 30, 2008 compared to $4.7 million, or 15.7% for the same period last year.

Rental EBITDA excluding the one time $650,000 charge discussed above increased by 41.6% to $20.2 million for the six months ended June 2008 from $14.3 million for the same period ended June 2007.

Mr. Levy commented, “During the second quarter, Essex continued to execute on its strategy of selling lower lifting capacity, older cranes and redeploying its capital into higher monthly average rental rate, higher lifting capacity equipment, which has also historically produced higher utilization rates. For the first half of 2008, the Company has sold 15 cranes to either overseas concerns or domestic fixed operators. Importantly, the relationship between the sales price of this equipment and the orderly liquidation value of the assets has exceeded the Company’s historic experience. Concurrent with these sales, the Company has taken delivery of $15.9 million of new equipment in 2008. This investment has begun to benefit revenues and profitability and we expect this to continue for the remainder of 2008 and beyond.”

Conference Call

Hyde Park and Essex’s management team will conduct a conference call to discuss the financial results at 9:00 a.m. ET on Thursday, August 7, 2008. Interested parties may participate in the call by dialing 706-902-1803. Please call in 10 minutes before the call is scheduled to begin, and ask for the Hyde Park/Essex Crane call (conference ID# 56198439).

The conference call will also be webcast live and will be accessible at: http://audioevent.mshow.com/346286/. The webcast archive will be available for 90 days.

About Essex Crane Rental Corp. and Hyde Park Acquisition Corp.
Headquartered in Chicago, Essex Crane Rental Corp. is one of North America's largest providers of lattice-boom crawler crane and attachment rental services. With over 350 cranes and attachments in its fleet, Essex supplies cranes for construction projects related to power generation, petro-chemical, refineries, water treatment & purification, bridges, highways, hospitals, shipbuilding, offshore oil fabrication and industrial plants, and commercial construction.

Hyde Park Acquisition Corp. was incorporated in Delaware on August 21, 2006 as a blank check company whose objective is to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. Hyde Park’s initial public offering was declared effective March 5, 2007 and was consummated on March 13, 2007, resulting in net proceeds of $99.7 million through the sale of 12,937,250 units at $8.00 per unit. Each unit was comprised of one share of Hyde Park common stock and one warrant with an exercise price of $5.00. As of July 31, 2008, Hyde Park held approximately $102.2 million in a trust account maintained by an independent trustee, which will be released upon the consummation of the business combination or the liquidation of Hyde Park.

This press release contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements include statements regarding the intent and belief or current expectations of Hyde Park and Essex and their respective management teams. These statements may be identified by the use of words like “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “will”, “should”, “seek” and similar expressions. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from Hyde Park’s and Essex’s expectations include, without limitation, the failure of Hyde Park’s stockholders to approve the acquisition of Essex, the number and percentage of Hyde Park’s stockholders voting against the acquisition of Essex and electing to exercise their conversion rights, changing interpretations of generally accepted accounting principles, costs associated with continued compliance with government regulations, legislation and the regulatory environment, the continued ability of Essex to successfully execute its business plan, demand for the products and services Essex provides, general economic conditions, geopolitical events and regulatory changes, as well has other relevant risks detailed in Hyde Park’s filings with the Securities and Exchange Commission (the “SEC”). Hyde Park and Essex undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

This press release contains unaudited financial measures of performance and liquidity which are not calculated in accordance with generally accepted accounting principles (“GAAP”). Management believes that the presentation of these non-GAAΡ financial measures serves to enhance understanding of Essex’s individual operating and financial performance. These non-GΑΑΡ financial measures should be considered in addition to, but not as substitutes for, the most directly comparable U.S. GAAP measures.

Rental EBITDA represents earnings before interest, taxes, depreciation and amortization generated in the ordinary course of business, which does not include sales of rental equipment. Rental EBITDA is not a measure of performance or liquidity calculated in accordance with GAAP, is unaudited and should not be considered an alternative to, or more meaningful than, net income or income from operations as an indicator of Essex’s operating performance, or cash flows from operating activities, as measures of liquidity. Rental EBITDA has been presented as a supplemental disclosure because EBITDA is a widely used measure of performance and basis for valuation. A reconciliation of GAAP income from operations to rental EBITDA is included in the financial tables accompanying this release.

Certain financial information and data of Essex contained in this press release is unaudited and prepared by Essex as a private company, and may not conform to SEC Regulation S-Χ. Accordingly, such information and data may be adjusted and presented differently in Hyde Park’s definitive proxy statement to solicit stockholder approval of the proposed acquisition.

This communication shall not constitute an offer to sell or a solicitation of an offer to buy any securities. Furthermore, this communication is not a solicitation of proxies from the holders of Hyde Park’s common stock. Any solicitation of proxies will be made only by Hyde Park’s definitive proxy statement that will be mailed to all stockholders of record when available.

Hyde Park, Essex, and their respective directors and officers may be deemed participants in the solicitation of proxies from Hyde Park stockholders. A list of the names of those directors and officers and descriptions of their interests in Hyde Park is contained in Hyde Park’s preliminary proxy statement, which was filed with the SEC as of July 2, 2008, and will also be contained in Hyde Park’s definitive proxy statement when it becomes available. Hyde Park’s stockholders may obtain additional information about the interests of it’s and Essex’s directors and officers in the proposed acquisition by reading Hyde Park’s definitive proxy statement when it becomes available.

Stockholders are advised to read Hyde Park’s preliminary proxy statement and, when available, definitive proxy statement in connection with the solicitation of proxies for the special meeting because these statements contain, or will contain once available, important information. The definitive proxy statement will be mailed to stockholders as of a record date to be established for voting on the proposed acquisition of Essex. Stockholders will also be able to obtain a copy of the proxy statement, without charge, by directing a request to: Hyde Park Acquisition Corp., 461 Fifth Avenue, 25th Floor, New York, NY 10017. The preliminary proxy statement and definitive proxy statement once available can also be obtained, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov).

### #### ###
Contact:
Hyde Park Acquisition Corp.	-or-	Investor Relations
Laurence S. Levy		The Equity Group Inc.
Chairman & CEO		www.theequitygroup.com
(212) 644-3450
lsl@hphllc.com		Melissa Dixon (212) 836-9613
MDixon@equityny.com

Devin Sullivan (212) 836-9608
DSullivan@equityny.com

Essex Holdings, LLC and Subsidiary
Consolidated Statement of Operations Information
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Revenue
Equipment rental	$15,792,241	$11,730,115	$29,692,161	$22,480,763
Used rental equipment sales	1,886,145	1,716,500	4,794,034	2,737,668
Transportation	2,275,913	1,986,618	4,188,255	3,773,592
Equipment repairs and maintenance	2,130,190	1,972,583	3,471,290	3,906,670
Total revenue	22,084,489	17,405,816	42,145,740	32,898,693

Cost of Revenues
Salaries, payroll taxes and benefits	2,015,866	1,775,480	3,926,593	3,598,223
Depreciation	2,068,766	1,990,066	4,141,375	3,966,590
Net book value of rental equipment sold	802,746	672,705	2,297,979	1,114,013
Transportation	1,830,812	1,451,010	3,473,389	2,774,333
Equipment repair and maintenance	2,107,608	1,914,010	3,581,986	3,897,317
Yard operating expenses	453,844	472,975	909,221	962,614
Total cost of revenues	9,279,642	8,276,247	18,330,543	16,313,090

Gross Profit	12,804,847	9,129,569	23,815,197	16,585,603

Selling, general and administrative expenses*	3,455,300	2,238,887	5,919,490	4,673,661
Other depreciation and amortization	35,559	32,941	66,948	62,929
Income from operations	$9,313,988	$6,857,741	$17,828,759	$11,849,013

Rental EBITDA	$10,334,914	$7,836,952	$19,541,027	$14,254,877
Total EBITDA	$11,418,313	$8,880,748	$22,037,082	$15,878,532

Total revenue	22,084,489	17,405,816	42,145,740	32,898,693
Less: Proceeds of equipment sales	(1,886,145)	(1,716,501)	(4,794,034)	(2,737,668)
Total rental related revenue	20,198,344	15,689,315	37,351,706	30,161,025

Total cost of revenues	9,279,642	8,276,247	18,330,543	16,313,090
Net book value of rental equipment sold	(802,746)	(672,705)	(2,297,979)	(1,114,013)
Total cost of revenues (excl. equip. sales)	8,476,895	7,603,542	16,032,564	15,199,077
As a % of total rental related revenue	42.0%	48.5%	42.9%	50.4%

Selling, general and administrative expenses*	3,455,300	2,238,887	5,919,490	4,673,661
Other depreciation and amortization	35,559	32,941	66,948	62,929
Total selling, general and administrative expenses*	3,490,859	2,271,828	5,986,438	4,736,590
As a % of total related revenue	17.3%	14.5%	16.0%	15.7%

Essex Holdings, LLC and Subsidiary
Consolidated Statement of Operations Information
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Average crane rental rate per month	$21,303	$15,694	$20,233	$15,381
			131.5%
Utilization Statistics - Cranes
“Days” Method Utilization	72.4%	71.2%	72.1%	69.7%
“Hits Method Utilization	78.0%	75.9%	77.1%	74.3%
(See definitions in the proxy statement filed with SEC)
Rental revenue backlog (12 months forward)			$43,400,000	32,300,000
Rental revenue backlog at December 31, 2007			$33,500,000

*Selling, general and administrative expenses are for the Company under its current ownership structure and accordingly do not include future public company expenses which have been estimated to equal $2.25 million annually or $562,500 per quarter. However, selling, general and administrative expenses include combined management fees to the majority owner and one time expenses associated with the sale of the Company to Hyde Park. Management fees were $125,000 and $100,000 for the three months ended June 30, 2008 and 2007, respectively and $250,000 and $200,000 for the six months ended June 30, 2007 and 2007, respectively.

Reconciliation of Income from Operations
to Total EBITDA and Rental EBITDA
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Income from Operations	9,313,988	6,857,741	17,828,759	11,849,013
Add: Depreciation	2,068,766	1,990,066	4,141,375	3,966,590
Add: Other depreciation and amortization	35,559	32,941	66,948	62,929
Total EBITDA	11,418,313	8,880,748	22,037,082	15,878,532
Minus: Used rental equipment sales	(1,886,145)	(1,716,501)	(4,794,034)	(2,737,668)
Add: Net book value of rental equipment sold	802,746	672,705	2,297,979	1,114,013
Rental EBITDA	10,334,914	7,836,952	19,541,027	14,254,877